                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 6)1


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    902910108
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]      Rule 13d-1 (b)

          [ ]      Rule 13d-1 (c)

          [ ]      Rule 13d-1 (d)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

-----------------------------------------                                       ------------------------------------
 CUSIP NO. 902910108                                     13G                       PAGE 2 OF 16 PAGES
-----------------------------------------                                       ------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)
           (EIN No. 36-3197969)
---------- ---------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
    2
                                                                                           (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------

           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      Organized under the laws of New York
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            5     None (see Item 4)
  NUMBER OF               ------- ----------------------------------------------------------------------------------
   SHARES
BENEFICIALLY                      SHARED VOTING POWER
  OWNED BY                  6       45,424 shares (see Item 4)
    EACH                  ------- ----------------------------------------------------------------------------------
 REPORTING                        SOLE DISPOSITIVE POWER
PERSON WITH                 7     638,831 shares (see Item 4)
                          ------- ----------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8     728,658 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,412,913 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                                                      [ ]

--------- ----------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          7.7% (see Item 4)

--------- ----------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   12
          EP

--------- ----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 16 Pages

-----------------------------------------                                       ------------------------------------
 CUSIP NO. 902910108                                     13G                       PAGE 3 OF 16 PAGES
-----------------------------------------                                       ------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Steven T. Sabatini
---------- ---------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
    2
                                                                                           (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            5     326,628 shares (inclusive of 246,345 shares issuable upon exercise of vested stock options; see Item 4)
  NUMBER OF               ------- ----------------------------------------------------------------------------------
   SHARES
BENEFICIALLY                      SHARED VOTING POWER
  OWNED BY                  6     45,424 shares (see Item 4)
    EACH                  ------- ----------------------------------------------------------------------------------
 REPORTING                        SOLE DISPOSITIVE POWER
PERSON WITH                 7     300,070 shares (inclusive of 246,345 shares issuable upon exercise of vested stock options; see Item 4)
                          ------- ----------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8     1,374,893 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,720,387 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                                                      [ ]

--------- ----------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          9.2% (see Item 4)

--------- ----------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   12
          IN

--------- ----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 16 Pages

-----------------------------------------                                       ------------------------------------
 CUSIP NO. 902910108                                      13G                       PAGE 4 OF 16 PAGES
-----------------------------------------                                       ------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Kevin Plunkett
---------- ---------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
    2
                                                                                           (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------

           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            5     31,876 shares (inclusive of 19,928 shares issuable upon exercise of vested stock options; see Item 4)
  NUMBER OF               ------- ----------------------------------------------------------------------------------
   SHARES
BENEFICIALLY                      SHARED VOTING POWER
  OWNED BY                  6     45,424 shares (see Item 4)
    EACH                  ------- ----------------------------------------------------------------------------------
 REPORTING                        SOLE DISPOSITIVE POWER
PERSON WITH                 7     31,876 shares (inclusive of 19,928 shares issuable upon exercise of vested stock options; see Item 4)
                          ------- ----------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8     1,367,489 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,444,789 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                                                      [ ]

--------- ----------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          7.9% (see Item 4)

--------- ----------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   12
          IN
--------- ----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 16 Pages

-----------------------------------------                                       ------------------------------------
 CUSIP NO. 902910108                                     13G                       PAGE 5 OF 16 PAGES
-----------------------------------------                                       ------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Catherine Martini
---------- ---------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
    2
                                                                                           (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            5     11,447 shares (inclusive of 5,460 shares issuable upon exercise of vested stock options; see Item 4)
  NUMBER OF               ------- ----------------------------------------------------------------------------------
   SHARES
BENEFICIALLY                      SHARED VOTING POWER
  OWNED BY                  6     45,424 shares (see Item 4)
    EACH                  ------- ----------------------------------------------------------------------------------
 REPORTING                        SOLE DISPOSITIVE POWER
PERSON WITH                 7     5,460 shares (upon exercise of vested stock options; see Item 4)
                          ------- ----------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8     1,367,489 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,418,373 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                                                      [ ]

--------- ----------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          7.7% (see Item 4)

--------- ----------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   12
          IN
--------- ----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 16 Pages

-----------------------------------------                                       ------------------------------------
 CUSIP NO. 902910108                                      13G                       PAGE 6 OF 16 PAGES
-----------------------------------------                                       ------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Suzanne Asaro
---------- ---------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
    2
                                                                                           (b) [ ]

---------- ---------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            5     20,265 shares (inclusive of 3,150 shares issuable upon exercise of vested stock options; see Item 4)
  NUMBER OF               ------- ----------------------------------------------------------------------------------
   SHARES
BENEFICIALLY                      SHARED VOTING POWER
  OWNED BY                  6     45,424 shares (see Item 4)
    EACH                  ------- ----------------------------------------------------------------------------------
 REPORTING                        SOLE DISPOSITIVE POWER
PERSON WITH                 7     3,150 shares (upon exercise of vested stock options; see Item 4)
                          ------- ----------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8     1,367,489 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,416,063 shares (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                                                      [ ]

--------- ----------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
          7.7% (see Item 4)
--------- ----------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   12
          IN
--------- ----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 16 Pages

INTRODUCTION

         The Plan named in Item 2 below is hereby filing this Schedule 13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 FED. SEC. L. REP.P. 82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in Item 2 below hereby join with the Plan in the filing of this Schedule 13G.

ITEM 1 (A). NAME OF ISSUER:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").

ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.








                               Page 7 of 16 Pages

ITEM 2 (A). NAME OF PERSON FILING:

         This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") and Steven T. Sabatini, Kevin Plunkett, Catherine Martini and Suzanne Asaro, who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business address of each of the Plan and the Trustees (Messrs. Sabatini and Plunkett, Ms. Martini and Ms. Asaro) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2 (C). CITIZENSHIP:

         The Plan is organized under the laws of New York State. Messrs. Sabatini and Plunkett, Ms. Martini and Ms. Asaro are all citizens of the United States.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES:

         The title of the class of securities to which this report relates is Common Stock. ITEM 2 (E). CUSIP NUMBER:

         The CUSIP number of the Common Stock is 902910108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B), OR
        13D-2 (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Exchange Act;

         (b)      [ ]      Bank as defined in Section 3 (a) (6) of the Exchange
                           Act;

         (c)      [ ]      Insurance company as defined in Section 3 (a) (19) of
                           the Exchange Act;

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act;

                               Page 8 of 16 Pages

         (e)      [ ]      An Investment Adviser in accordance with Rule 13d-1
                           (b) (1) (ii) (E);

         (f)      [X]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1 (b) (1) (ii) (F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1 (b) (ii) (G);


         (h)      [ ]      A savings association as defined in Section 3 (b) of
                           the Federal Deposit Insurance Act;

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3 (c) (14) of the Investment Company Act;

         (j)      [ ]      Group, in accordance with Rule 13d-1 (b) (1) (ii) (J)

         If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

ITEM 4. OWNERSHIP

         (a)-(b)  Amount beneficially owned/Percent of class:

         The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 2001 were as follows:

        Reporting            Number of Shares                Percentage of
        Person              Beneficially Owned            Outstanding Shares (1)
        ----------          ------------------            ----------------------

        Plan                     1,412,913                        7.7%
        Mr. Sabatini             1,720,387 (2)                    9.2%
        Mr. Plunkett             1,444,789 (3)                    7.8%
        Ms. Martini              1,418,373 (4)                    7.7%
        Ms. Asaro                1,416,063 (5)                    7.7%


        (1) Based upon 18,379,346 shares of Common Stock issued and outstanding as of December 31, 2001, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.


                               Page 9 of 16 Pages

                  (2) This amount includes: (i) 1,412,913 shares of Common Stock held by the Plan; (ii) 7,404 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Sabatini; (iii) 53,725 shares of Common Stock owned directly by Mr. Sabatini; and (iv) vested employee stock options to purchase 246,345 shares of Common Stock held by Mr. Sabatini. The 326,628 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 19,154 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 1.8% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Sabatini).

                  (3) This amount includes: (i) 1,412,913 shares of Common Stock held by the Plan; (ii) 11,948 shares of Common Stock owned directly by Mr. Plunkett; and (iii) vested director stock options to purchase 19,928 shares of Common Stock held by Mr. Plunkett. The 31,876 shares of Common Stock beneficially owned by Mr. Plunkett other than through the Plan as a Trustee represent approximately 0.17% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Plunkett).

                  (4) This amount includes: (i) 1,412,913 shares of Common Stock held by the Plan; and (ii) vested employee stock options to purchase 5,460 shares of Common Stock held by Ms. Martini. The 11,447 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan as a Trustee (but inclusive of the 5,987 KSOP shares allocated to Ms. Martini under the Plan) represent approximately 0.06% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Martini).

                  (5) This amount includes: (i) 1,412,913 shares of Common Stock held by the Plan; and (ii) vested employee stock options to purchase 3,150 shares of Common Stock held by Ms. Asaro. The 20,265 shares of Common Stock beneficially owned by Ms. Asaro other than through the Plan as a Trustee (but inclusive of the 17,115 KSOP shares allocated to Ms. Asaro under the
                           Plan) represent approximately 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Asaro).


                               Page 10 of 16 Pages

         (c) Number of shares as to which such person has: (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition of, and (iv) shared power to dispose or direct the disposition of:

                  Under the trust agreement pursuant to which the Plan has been constituted (the "Trust Agreement"), the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the Trust Agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 2001, 1,367,489 shares of Common Stock owned by the Plan (collectively, the "KSOP Allocated Shares") were in this category. The Trust Agreement further provides that the Trustees shall vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts (collectively, the "ESOP Unallocated Shares"), in the same proportion or percentage as the Trustees are directed by the participants to vote the shares attributable to employer contributions that have been allocated to individual participants' accounts. As of December 31, 2001, 45,424 of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

                  Under the Trust Agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Trust Agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 2001, approximately 638,831 shares of Common Stock owned by the Plan (collectively, the "ESOP Allocated Shares") were attributable to non-matching

                               Page 11 of 16 Pages
employer contributions and the Trustees had sole power to dispose of the ESOP Allocated Shares. Under the terms of the Trust Agreement, the Trustees also have the sole power to dispose of the 45,424 ESOP Unallocated Shares.

                  Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 2001, approximately 728,658 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

                  Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 326,628 shares of Common Stock (inclusive of the 53,725 shares of Common Stock directly owned by him, the 246,345 shares of Common Stock issuable upon the exercise of vested employee stock options held by him, 7,404 shares held by the KESIP and allocated to his account, and 19,154 of the KSOP Shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 45,424 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 300,070 shares of Common Stock (inclusive of the 53,725 shares of Common Stock directly owned by him and the 246,345 shares of Common Stock issuable upon the exercise of vested employee stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,367,489 KSOP Allocated Shares, the 45,424 ESOP Unallocated Shares and the 7,404 shares held by the KESIP and allocated to his account.

                               Page 12 of 16 Pages

                  Mr. Plunkett: (i) has the sole power to vote or direct the vote of an aggregate of 31,876 shares of Common Stock (inclusive of the 11,948 shares of Common Stock directly owned by him and the 19,928 shares of Common Stock issuable upon the exercise of vested director stock options held by him);
(ii) may be deemed to have shared power to vote or direct the vote of the 45,424 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 31,876 shares of Common Stock (inclusive of the 11,948 shares of Common Stock directly owned by him and the 19,928 shares of Common Stock issuable upon the exercise of vested director stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,367,489 KSOP Allocated Shares and the 45,424 ESOP Unallocated Shares.

                  Ms. Martini: (i) has the sole power to vote or direct the vote of an aggregate of 11,447 shares of Common Stock (inclusive of the 5,460 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 5,987 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 45,424 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 5,460 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,367,489 KSOP Allocated Shares and the 45,424 ESOP Unallocated Shares.

                  Ms. Asaro: (i) has the sole power to vote or direct the vote of an aggregate of 20,265 shares of Common Stock (inclusive of the 3,150 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 17,115 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 45,424 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of

460879_2
                               Page 13 of 16 Pages
the 3,150 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,367,489 KSOP Allocated Shares and the 45,424 ESOP Unallocated Shares.

Note: The disclosures as to beneficial ownership of shares contained in this
Item 4 are as of December 31, 2001 and therefore exclude shares acquired on account of a 10% stock dividend that was declared by the Board of Directors of the issuer on December 18, 2001 with respect to shares issued and outstanding on the record date of January 8, 2002 and payable on January 22, 2002.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are credited to their accounts. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

                               Page 14 of 16 Pages

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



















                               Page 15 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2002      U.S.B. Holding Co., Inc. Employee Stock
                                Ownership Plan (with 401(k) provisions)


                                By:  /s/ STEVEN T. SABATINI
                                     ---------------------------------------
                                      Steven T. Sabatini,
                                      Trustee


                                By:  /s/ KEVIN PLUNKETT
                                     ---------------------------------------
                                       Kevin Plunkett,
                                       Trustee


                                By:  /s/ CATHERINE MARTINI
                                     ---------------------------------------
                                      Catherine Martini,
                                      Trustee


                                By:  /s/ SUZANNE ASARO
                                     ---------------------------------------
                                      Suzanne Asaro,
                                      Trustee


                                 /s/ STEVEN T. SABATINI
                                --------------------------------------------
                                Steven T. Sabatini, Individually


                                 /s/ KEVIN PLUNKETT
                                --------------------------------------------
                                Kevin Plunkett, Individually


                                 /s/ CATHERINE MARTINI
                                --------------------------------------------
                                Catherine Martini, Individually


                                 /s/ SUZANNE ASARO
                                --------------------------------------------
                                Suzanne Asaro, Individually


                               Page 16 of 16 Pages